January 31, 2013

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Rupert:

On January 22, 2013, you called me on behalf of the U.S. Securities and Exchange Commission (the “Commission”) to discuss amended filings of Form N-SAR and Form N-CSR made by State Farm Mutual Fund Trust (the “Trust”) in 2012. Specifically,

•

On June 1, 2012, the Trust amended Form N-CSR for the period ending December 31, 2011, to correct performance information for Class B shares of the Tax Advantaged Bond Fund included in the Trust’s Annual Report,

•

On September 13, 2012, the Trust amended Form N-SAR for the period ending December 31, 2009, to include a Plan of Reorganization related to the merger of the State Farm LifePath 2010 Fund into the State Farm LifePath Income Fund, and

•	On September 13, 2012, the Trust amended Form N-SAR for the period ending December 31, 2011, to include results from a shareholder meeting held in December of 2011.

This letter responds to the comments received from the Commission on January 22, 2013. The Trust hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, semi-annual report, annual report and Form N-SAR with the Commission,

•

comments from the Commission staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Commission staff reviewed the amended Form N-CSR and N-SAR filings made by the Trust during calendar year 2012. With respect to the filing of the amended Form N-CSR, the Commission staff asked that the Trust confirm that the Trust has improved its disclosure controls and procedures/internal controls over financial reporting (“Controls”) to reduce the chance of future errors in the preparation and filing of Form N-CSR. The Trust hereby confirms that with respect to the filing of Form N-CSR, the Trust has improved its Controls to reduce the chance of future errors in the preparation and filing of Form N-CSR. With respect to the filing of the amended Forms N-SAR, the Commission staff asked the Trust to confirm that the Trust has improved its procedures related to preparation and filing of Form N-SAR to reduce the chance of future errors. With respect to its procedures related to the preparation and filing of Form N-SAR, the Trust hereby confirms that it has improved those procedures to reduce the chance of errors in future filings.

Should you have any questions or need additional information please give me a call or send me an email.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Mutual Fund Trust
Phone: (309) 766-1908
E-mail: david.moore.ct95@statefarm.com